Exhibit 99.1

A2Z Smart Technologies Corp.

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2023

(Unaudited)

(Expressed in US Dollars)

A2Z SMART TECHNOLOGIES CORP.

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

(Unaudited)

(Expressed in US Dollars)

2

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	As at March 31, 2023	As at December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	$2,272	$2,616
Restricted cash	-	8
Inventories	428	375
Trade receivables, net	1,572	1,373
Other accounts receivable	2,266	2,570
Total current assets	6,538	6,942
Intangible asset - patent, net	2,160	2,207
Goodwill (note 3)	1,188	1,188
Property, plant and equipment, net	2,116	2,357
Total non-current assets	5,464	5,752

Total Assets	$12,002	$12,694

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short term loan and current portion of long-term loans	$1,310	$1,403
Lease liability	257	281
Trade payables	2,956	2,224
Deferred revenues	-	1,373
Other accounts payable	1,369	956
Total current liabilities	5,892	6,237
Lease liability	534	605
Long term loans	268	341
Provision	1,584	1,447
Warrant Liability (note 4)	1,233	1,142
Severance payment, net	32	33
Total non-current liabilities	3,651	3,568
Total liabilities	9,543	9,805
Shareholders’ equity (note 5)
Share capital and additional paid in capital	47,214	43,452
Warrant Reserve	30,863	30,863
Accumulated other comprehensive income	(1,983)	(1,634)
Accumulated deficit	(70,968)	(67,395)
	5,126	5,286
Non-controlling interest	(2,667)	(2,397)
Total shareholders’ equity (deficit)	2,459	2,889
Total liabilities and shareholders’ equity	$12,002	$12,694

May 15, 2023	“Yonathan De Yonge”	“Bentsur Joseph”
Date of approval of the financial statements	Yonathan De Yonge - Director	Bentsur Joseph President and Chief Executive Officer

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	For the period of three Months Ended March 31,
	2023	2022

Revenues (note 7)	$4,608	$1,446
Cost of revenues	3,587	1,170
Gross profit	1,021	276

Expenses:
Research and development costs	1,023	1,065
Sales and marketing costs	123	83
General and administration expenses	3,905	1,846
Operating loss	(4,030)	(2,718)

Loss (gain) on revaluation of warrant liability (note 4)	(405)	-
Loss on property, plant and equipment	-	16
Financial income	(22)	(2)
Financial expenses	240	-
Loss before taxes on income	(3,843)	(2,732)
Income tax expense	-	-
Net loss for the period	(3,843)	(2,732)

Less: Net loss attributable to non-controlling interests	(270)	(379)
Net loss attributable to controlling shareholders	(3,573)	(2,353)
	(3,843)	(2,732)
Other comprehensive income (loss)
Item that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements of foreign operations	(349)	(572)
Other comprehensive income (loss)	(349)	(572)

Total comprehensive loss for the period	$(4,192)	$(3,304)

Less: Net loss attributable to non-controlling interests	(270)	(379)
Net loss attributable to controlling shareholders	$(3,573)	$(2,353)
Basic and diluted loss per share	$(0.11)	$(0.09)
Weighted average number of shares outstanding	31,302,034	26,835,551

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital			Accumulated
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Income	Accumulated deficit	Non-controlling interest	Total Equity (Deficit)
Balance - January 1, 2023	30,945,322	$43,452	$30,863	$(1,634)	$(67,395)	$(2,397)	$2,889
Net loss for the period	-	-	-	-	(3,573)	(270)	(3,843)
Adjustments arising from translating financial statements of foreign operations	-	-	-	(349)	-	-	(349)
Net comprehensive loss for the period	-	-	-	(349)	(3,573)	(270)	(4,192)
Issuance of shares in private placement	1,783,561	2,233	-	-	-	-	2,233
Share based compensation	-	1,529	-	-	-	-	1,529
Balance - March 31, 2023	32,728,883	$47,214	$30,863	$(1,983)	$(70,968)	$(2,667)	$2,459

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital			Accumulated
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Income	Accumulated deficit	Non-controlling interest	Total Equity (Deficit)
Balance - January 1, 2022	26,326,488	$28,297	$34,763	$(708)	$(50,838)	$(607)	$10,907
Net loss for the period	-	-	-	-	(2,353)	(379)	(2,732)
Adjustments arising from translating financial statements of foreign operations	-	-	-	(566)	-	(6)	(572)
Net comprehensive loss for the period	-	-	-	(566)	(2,353)	(385)	(3,304)
Issuance of shares in respect of crowd funding	74,895	-	-	-	-	-	-
Exercise of warrants	474,207	3,829	(2,795)	-	-	-	1,034
Issuance of shares in respect of Isramat deal (note 3)	273,774	2,089	-	-	-	-	2,089
Expiration of warrants	-	51	-	-	-	-	51
Share based compensation	-	60	-	-	-	-	60
Balance - March 31, 2022	27,149,364	$34,326	$31,968	$(1,274)	$(53,191)	$(992)	$10,837

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	For the period of three months ended
	March 31
	2023	2022

Cash flows from operating activities
Net loss for the period	$(3,843)	$(2,732)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	302	132
Share based compensation	1,529	60
Gain on revaluation of warrant liability	(405)	-
Loss on revaluation of provision	137	-
Change in severance liability	(1)	(3)
Change in inventory	(53)	(17)
Change in trade receivables	(199)	(87)
Change in other account receivables	304	(176)
Accrued interest on loans and leases	(24)	5
Loss from sale of property, plant and equipment	-	16
Change in accounts payable	732	153
Change in deferred revenues	(1,373)	-
Change in other accounts payable	413	357
	(2,481)	(2,292)
Cash flows from investing activities
Restricted deposits	8	(48)
Newly consolidated subsidiary (see Appendix B)	-	(879)
Purchase of property, plant and equipment	(14)	(205)
	(6)	(1,132)

Cash flows from financing activities
Proceeds from issuance of shares and warrants	2,696	-
Exercise of warrants	-	1,034
Lease payments	(71)	(25)
Repayment of loans	(166)	(152)
Proceeds from receipt of loans	-	315
	2,459	1,173

Decrease in cash and cash equivalents	(28)	(2,251)
Effect of changes in foreign exchange rates	(316)	(558)
Cash and cash equivalents at beginning of period	2,616	8,470

Cash and cash equivalents at end of period	$2,272	$5,661

Interest paid during the period	$25	$8

APPENDIX A: NON-CASH ACTIVITIES
Issuance of shares in respect of Isramat deal (note 3)	$-	$2,089

7

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

APPENDIX B: INVESTMENT IN NEWLY CONSOLIDATED SUBSIDIARIES

	For the period of three months ended
	March 31
	2023	2022

Issuance of the Company’s ordinary shares	-	2,089
Working capital other than cash and cash equivalents	-	(878)
Liability for severance pay fund, net	-	35
Provision for vacation leave	-	49
Property, plant and equipment	-	(636)
Goodwill	-	(1,538)
Total cash and cash equivalents paid	-	(879)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

8

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

A2Z SMART TECHNOLOGIES CORP. (the “Company” or “A2ZST”) was incorporated on January 15, 2018 under the laws of British Columbia. The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

The Company was listed on the NASDAQ Stock Market LLC (“Nasdaq”) starting January 22, 2022, and trades under the symbol “AZ” and on the TSX Venture Exchange (“TSX Venture”) and trades under the symbol “AZ.V”.

The Company owns 79.49% of the common shares of Cust2Mate Ltd (“Cust2Mate”), a technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The Company’s primary product is the Cust2Mate system which incorporates a “smart cart” which automatically calculates the value of the customers purchases in their smart cart, without having to unload and reload their purchases at a customer checkout point.

The Cust2Mate system offers various features for shoppers and retailers such as product information and location, an on-cart scale to weigh items and automatically calculate costs, bar-code scanner and on-board payment system to bypass checkout lines. In addition, the product includes big data smart algorithms and computer vision capabilities, allowing for customer specific targeted advertising. (“The Cust2Mate Platform”).

The Cust2Mate Platform is being rolled out in Israel and is being marketed throughout the world, with pilots in North and South America, Europe and in the Middle East.

The Company’s other activities include the provision of services in the field of services to the military and security markets as well as the development of related products for the civilian markets. Such services include providing maintenance services and container leasing. The Company also provides maintenance services for complex electronic systems and products.

On February 3, 2022, the Company announced the closing of acquisition of Isramat Ltd. This strategic acquisition vertically integrates certain manufacturing capabilities for the production of A2Z’s Cust2Mate smart cart while complementing existing contract manufacturing partnerships to support anticipated worldwide growth.

The Company, through its 80% owned subsidiary, Advanced Automotive Innovations Inc., (“AAI”) continues the development of a product for the automotive market - the FTICS or Fuel Tank Inertia Capsule System which activates automatically in the event of a vehicle collision. This eliminates the danger of fuel tank combustion thereby saving lives and reducing damage. As of March 31, 2023, the Company has decided to place on hold, the advancement the development of its Automotive Products.

As of March 31, 2023, the Company had four subsidiaries, all of which are companies incorporated under the laws of Israel: (1) Cust2mate Ltd. (“Cust2mate”); (2) A2Z Advanced Military Solutions Ltd (“A2Z MS”); (3) A2Z Advanced Solutions (“A2Z AS”); and (4) Isramat Ltd, the “Subsidiaries”).

The Company had a net loss of approximately $3.8 million for the three months ended March 31, 2023, and $2.7 million for the three months ended March 31, 2022. The Company has an accumulated deficit of $71 million as of March 31, 2023. The Company has incurred negative cash from operation and net losses for current and recent years. The Company financed its operation up to date by issuance of shares and warrants, The Company does not have any material financial obligations as of the balance Date. The company believes that it has sufficient resources to operate in the foreseeable future with the support of its directors and officers.

These Condensed Interim Consolidated financial statements were authorized for issue by the Board of Directors on May 15, 2023.

9

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 – BASIS OF PREPARATION

Statement of Compliance

These unaudited Condensed Interim Consolidated financial statements of the Company are as of March 31, 2023, and presented in US dollars, which is the presentation currency of the Company. These unaudited interim condensed consolidated financial statements have been prepared in accordance with the requirements of International Accounting Standard IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual financial statements in accordance with IFRS and should be read in conjunction with the financial statements of the Company for the year ended December 31, 2022.

The policies applied in these Condensed Interim Consolidated financial statements are based on IFRS effective as of March 31, 2023, and are consistent with those included in the Company’s annual financial statements for the year ended December 31, 2022.

Basis of Consolidation

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions and any unrealized income and expenses arising from such transactions are eliminated upon consolidation.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for financial instruments which have been measured at fair value.

Critical Accounting Policies and Estimates

The preparation of the Company’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The Company’s financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Company’s financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods.

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the new Israeli Shekel. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment. The Company’s functional and presentation currency is the U.S. dollar.

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are the same as at December 31, 2022:

a)	The useful life of property and equipment

Property and equipment are amortized or depreciated over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the amounts charged to the consolidated statement of comprehensive income in specific periods.

b)	Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by the Binomial model. The Binomial model is based on share price and exercise price and assumptions regarding expected volatility, term of share option, dividend yield and risk-free interest rate.

c)	Intangible assets and goodwill

Intangible assets and goodwill are tested for impairment annually or more frequently if three is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and impairment loss is recognized.

d)	Derivative liability – Warrants

The Company uses the Black-Scholes option-pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company’s Common Shares and the expected life of the warrants.

10

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 – WARRANT LIABILITY

a)

March 2023 Warrants

On March 20, 2023, the Company issued an aggregate of 891,778 March 2023 Warrants (as defined below) as part of a private placement (see also note 5(d)). The warrants were issued with an exercise price denominated in Canadian Dollars (CAD2.35) rather than the functional currency of the Company – New Israeli Shekels (NIS). The warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 93% using the historical prices of the Company, risk-free interest rate of 3.62%, expected life of 2.00 years and share price of CAD1.74.

Level 3 for the period ended on March 31, 2023:

Balance at January 1, 2023	$-
Issuance of March 2023 Warrants	496

Balance at March 31, 2023	$496

b)

November 2022 Warrants

On November 2, 2022, the Company issued an aggregate of 1,489,166 warrants (November 2022 Warrants) as part of a private placement. The warrants were issued with an exercise price denominated in Canadian Dollars (CAD2.35) rather than the functional currency of the Company – New Israeli Shekels (NIS). The warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 110% using the historical prices of the Company, risk-free interest rate of 3.94%, expected life of 2.00 years and share price of CAD1.56.

Level 3 for the period ended on March 31, 2023:

Balance at January 1, 2022	$-
Issuance of November 2022 Warrants	894
Revaluation at December 31,2022	248

Balance at December 31, 2022	$1,142
Revaluation at March 31, 2023	$(405)

Balance at March 31, 2023	$737

For the three-month period ended March 31, 2023, the Company recorded a gain on the revaluation of the total warrant liability in the amount of $405 (for the three-month period ended March 31, 2022 - $nil).

NOTE 4 - SHAREHOLDERS EQUITY

a)	During the three months ended March 31, 2022, the Company issued 474,207 shares in respect of 474,207 warrants that were exercised for gross proceeds of $1,034 (note 5 (a)).

b)	On February 3, 2022, the Company issued the shareholders of Isramat 273,774 common shares in the capital of the Company in respect of the acquisition of Isramat. Total value of the shares issued was $2,089.

c)	On February 11, 2022, the Company issued 74,985 shares to a trustee in respect of a crowd funding transaction that was completed in 2019, for which shares were not immediately issued until the completion of an Israeli tax ruling which was only finalized in late 2021.

d)	On March 20, 2023, the Company closed a private placement for gross proceeds of $2,604 through the issuance of 1,783,561 units (“Units”) at a price per Unit of US$1.46 (CAD$1.95). Each Unit consists of one common share and one half of one common share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 891,778 Warrants were issued with an exercise price of CAD$2.35 (US$1.75), will result in the issuance of an additional 891,778 common shares (“March 2023 Private Placement Warrants”). A finder’s fee of $208 (CAD$290,000) and 142,685 March 2023 Private Placement Warrants were paid and issued in connection with the private placement.

11

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars, except per share data)

NOTE 5 - WARRANTS AND OPTIONS

a) Warrants

(i)	Warrant transactions for the three months ended March 31, 2023, and for the year ended December 31, 2022, are as follows:

	Number	Weighted Average Exercise Price
Balance, January 1, 2022	5,966,204	$3.55
Expiration of warrants	(5,437)
Exercise of warrants	(630,161)
Warrants issued in the November 2022 Private Placement	1,726,366
Balance, December 31, 2022	7,056,972	$3.07
Warrants issued in the March 2023 Private Placement	1,020,764
Balance, March 31, 2022	8,077,736	$2.85

As at March 31, 2023, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

March 31, 2023	Expiry date	Exercise price		Exercise price (USD)
2,658,313	November 10, 2025	ILS	7.1418 (1)	$1.98
1,366,631	December 24, 2025	ILS	7.1418 (1)	$1.98
221,100	April 22, 2026	ILS	29.025 (2)	$8.03
1,084,562	May 6, 2026	ILS	29.025 (2)	$8.03
1,726,366	November 8, 2024	CAD	2.04	$1.60
1,020,764	March 13, 2025	CAD	2.35	$1.75
8,077,736

1.	On March 31, 2021, warrant holders and the Company, agreed that the exercise price of CAD$2.70 would be payable in New Israeli Shekels. The exercise price is NIS 7.1418 per warrant.

2.	On June 30, 2021, warrant holders and the Company, agreed that the exercise price of CAD$11.04 would be payable in New Israeli Shekels. The exercise price is NIS 29.025 per warrant. On March 27, 2023, the expiry dates of a total of 221,100 share purchase warrants were extended by three years to April 26, 2026, and a the expiry dates of a total of 1,084,562 share purchase warrants were extended by three years to May 6, 2026.

b) Stock Options

Stock option transactions for the three months ended March 31, 2023, and for the year ending December 31, 2022, are as follows:

	Number	Weighted Average Exercise Price (CAD)	Weighted Average Exercise Price (USD)
Balance January 1, 2022	820,010	$2.26	$1.78
Options granted	1,200,000	3.67
Exercise of options	(116,667)	2.27
Expiry of options	(20,000)	1.50
Balance December 31, 2022	1,883,343	$3.17	$2.45
Options granted (i)(ii)	916,500	1.69
Balance March 31, 2023	2,799,843	$2.68	$1.98

(i)

On January 4, 2023, 816,500 stock options were issued to directors and consultants with an exercise price of CAD$1.65. The options expire on January 4, 2033. The fair value of the options granted was estimated at $1,017 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$1.80; Expected option life 10 years; Volatility 112%; Risk-free interest rate 3.28%; Dividend yield 0%.

(ii)	On February 8, 2023, 100,000 stock options were issued to a consultant with an exercise price of CAD$1.50. The options expire on November 25, 2027. The fair value of the options granted was estimated at $135 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$2.18; Expected option life 4.8 years; Volatility 112%; Risk-free interest rate 3.16%; Dividend yield 0%.

12

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 5 - WARRANTS AND OPTIONS (CONTINUED)

b) Stock Options (continued)

As at March 31, 2023, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Outstanding as of March 31, 2023	Exercisable as of March 31, 2023	Expiry date	Exercise price (CAD)		Exercise price (USD)
543,333	510,000	August 20, 2025	CAD	1.50	$1.11
40,000	40,000	September 1, 2025	CAD	2.25	$1.66
33,333	33,333	January 28, 2025	CAD	3.00	$2.21
50,000	33,333	June 3, 2026	CAD	8.40	$6.20
16,677	11,118	October 28, 2026	CAD	8.00	$5.90
900,000	337,500	August 2, 2032	CAD	3.56	$2.63
300,000	300,000	August 21, 2032	CAD	4.00	$2.95
816,500	800,000	January 4, 2033	CAD	1.65	$1.22
100,000	25,000	November 25, 2027	CAD	2.01	$1.48
2,799,843	2,090,284

Share-based compensation expense is recognized over the vesting period of options. During the three months ended March 31, 2023, share-based compensation of $1,367 was recognized and charged to the Consolidated Statement of Comprehensive Loss (March 31, 2022 – $60).

c) RSU’s

On August 4, 2022, the Company granted 1,265,000 Restricted Share Units (“RSUs”) to directors, officers and advisers, of which 590,000 RSU’s are to executives and directors, pursuant to the Company’s RSU Plan and in acknowledgment of the Company’s management recent success and increased future workload. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 1,265,000 common shares of no-par value in the Company (“Common Shares”).

On January 4, 2023, the Company granted 1,027,000 Restricted Share Units (“RSUs”) to directors, officers and advisers, of which 260,000 RSU’s are to executives and directors, pursuant to the Company’s RSU Plan and in acknowledgment of the Company’s management recent success and increased future workload. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 1,027,000 common shares of no-par value in the Company (“Common Shares”).

RSU’s transactions for the three months ended March 31, 2023, and for the year ending December 31, 2022, are as follows:

Number
Balance, January 1, 2022	-
RSU’s granted	1,265,000
Exercise of RSU’s	(545,000)
Balance, December 31, 2023	720,000
RSU’s granted	1,027,000
Exercise of RSU’s	-
Balance, March 31, 2023	1,747,000

Total exercisable RSU’s as at March 31, 2023, are 288,665 (December 31, 2022 – 225,832). During the three months ended March 31, 2023, share-based compensation of $162 was recognized and charged to the Consolidated Statement of Comprehensive Loss (March 31, 2022 – $nil).

13

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 6 - REVENUES:

Revenue streams:

	Three months ended
	March 31,
	2023	2022
Revenues from services
Revenues from services	$532	$332
Revenues from leasing	132	87
Precision metal parts
Revenues from sales of precision metal parts	817	810
Smart Carts
Revenues from smart carts project	3,127	217
	$4,608	$1,446

NOTE 7 – COMMITMENTS

The Company has lease contracts for industrial areas and office facilities used in its operations. Leases of industrial areas and office facilities generally have lease terms of between 2 and 5 years. The Group has several lease contracts that include termination options, which are valid after a minimal lease period. The Group has several lease contracts that include extension options.

The Company has facility leases as follows:

1.	a lease which expires on March 1, 2024. Lease payments are approximately $11 per month ($132 annually).
2.	a lease which expires on June 30, 2022. Lease payments are approximately $3.5 per month ($45 annually).
3.	a lease which expires on March 31, 2027. Lease payments are approximately $16.5 per month ($199 annually).

NOTE 8 – OPERATING SEGMENTS:

The Company and its subsidiaries are engaged in the following three segments:

a.	Services to the military/security markets as well as development of related products for the civilian and retail markets. (“Services”)

b.	Retail automation solutions – Smart Carts (“Smart Carts”)

c.	Manufacturing and selling of precision metal parts – “Precision Metal Parts”

	Three Months Ended March 31, 2023
	Precision Metal Parts	Services	Smart Carts	Total
Revenues
External	$817	$664	$3,127	$4,608
Inter-segment	-	-	-	-
Total	817	664	3,127	4,608

Segment loss (gain)	271	(178)	3,937	4,030
Gain on revaluation of warrant liability				(405)
Finance expense, net				218
Tax expenses				-
Loss				$3,843

	Three Months Ended March 31, 2022
	Precision Metal Parts	Services	Smart Carts	Total
Revenues
External	$814	$421	$211	$1,446
Inter-segment	-	-	-	-
Total	814	421	211	1,446

Segment loss	62	282	2,374	2,718
Loss on sale of fixed asset				16
Finance expense, net				(2)
Tax expenses				-
Loss				$2,732

14

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 8 - OPERATING SEGMENTS (CONTINUED)

	As at March 31, 2023
	Precision Metal Parts	Services	Smart Carts	Adjustment & Elimination	Total
Segment assets	$2,611	$1,121	$8,270	$-	$12,002

Segment liabilities	$2,692	$943	$5,908	$-	$9,543

	As at March 31, 2022
	Precision Metal Parts	Services	Smart Carts	Adjustment & Elimination	Total
Segment assets	$4,109	$9,428	$2,077	$-	$15,614

Segment liabilities	$1,711	$1,797	$1,269	$-	$4,777

NOTE 9 - FINANCIAL RISK FACTORS:

A. Credit Risk

Credit risk from balances with banks and financial institutions is managed by the Company’s management. Investments of surplus funds are made only with the approval of management. The Company’s maximum exposure to credit risk for the components of the statement of financial position as of March 31, 2023, is the carrying amounts of cash and cash equivalents, and accounts receivables included in the Company’s consolidated statement of financial positions.

ECL and their measurement

ECL are measured as the unbiased probability-weighted present value of all cash shortfalls over the expected life of each financial asset. For receivables from financial services, ECL are mainly calculated with a statistical model using three major risk parameters: probability of default, loss given default and exposure at default. The estimation of these risk parameters incorporates all available relevant information, not only historical and current loss data, but also reasonable and supportable forward-looking information reflected by the future expectation factors. This information includes macroeconomic factors (e.g., gross domestic product growth, unemployment rate, cost performance index) and forecasts of future economic conditions. For receivables from financial services, these forecasts are performed using a scenario analysis (base case, adverse and optimistic scenarios).

As of March 31, 2023, and December 31, 2022, ECL for trade and other account receivables are not material, and as such are not disclosed, in accordance IFRS 9.

B. Liquidly Risk

Liquidity risk is the risk that arises when the maturity of assets and the maturity of liabilities do not match. An unmatched position potentially enhances profitability but can also increase the risk of loss. The Company has procedures with the object of minimizing such losses by maintaining sufficient cash and other highly liquid current assets and by having an available adequate amount of committed credit facilities. The following tables detail the Company’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay

Contractual
	Carrying amounts	Within 1 year	over 1 year
Trade payables	$2,956	$2,956	$-
Other accounts payable	1,369	1,369	-
Loans	1,578	1,310	268
Lease liability	791	257	534
Total	$6,694	$5,892	$802

C. Market risks:

The Company’s’ business of maintenance services of various electronic systems is highly competitive and involves a certain degree of risk. The Company’s business operations will depend largely upon the outcome of continued sales and services to security establishments and the initiation of sales of their products to the civilian markets.

The Company’s Cust2Mate business is new, and the Company is aware of competitors in the market. In addition to the regular management oversight and skills required, success in this segment will require the Company to penetrate the market as rapidly as possible.

As of March 31, 2023, if the Company’s functional currency (ILS) had strengthened/ weakened by 5% against the USD, with all other variables held constant, the loss for the year would decrease /increase by approximately $208.

15

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

D. Interest rate and inflation risks:

The Company is exposed to cash flow interest rate risk from long-term borrowings at variable rate. It is currently Company policy that between 50% and 75% of Company borrowings are fixed rate borrowings. This policy is managed centrally. Although the board accepts that this policy neither protects the Company entirely from the risk of paying rates in excess of current market rates nor eliminates fully cash flow risk associated with variability in interest payments, it considers that it achieves an appropriate balance of exposure to these risks.

During 2023 and 2022, the Company’s borrowings at variable rate were denominated in NIS.

The Company analyses the interest rate exposure on a quarterly basis. A sensitivity analysis is performed by applying a simulation technique to the liabilities that represent major interest-bearing positions. Various scenarios are run taking into consideration refinancing, renewal of the existing positions, alternative financing and hedging. Based on the simulations performed, the impact on profit and loss and net assets of a 100-basis point shift (being the maximum reasonable expectation of changes in interest rates) would be approximately 25.

The Company is exposed to inflation risks. Management of the Company does not believe that the current levels of inflation will have a material effect on the business activities of the Company.

E. Capital management

The Company considers its capital to be comprised of shareholders’ equity. The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals. In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the three months ended March 31, 2023. There are no externally imposed restrictions on the Company’s capital.

NOTE 10 – SUBSEQUENT EVENTS

a)

On April 18, 2023, the Company granted 231,250 Restricted Share Units (“RSUs”) and 668,780 stock options to employees. The RSUs and stock options will vest at each recipient’s discretion and taking into account personal tax implications and convert into 900,000 common shares of no-par value in the Company (“Common Shares”).

b)	On April 25, 2023, Cust2Mate granted 11,412 shares in respect of exercised share options, and as a result, the Company’s holding in Cust2Mate was reduced from 79.49% to 76.77%.

16